UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39858

PRIVETERRA ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

1 Park Plaza,

Irvine, CA

(Address of Principal Executive Offices)

(949) 787-2910

(Registrant’s Telephone Number, Including Area Code)

Units, each consisting of one Class A Common Stock and one-half of one Redeemable Warrant

Class A Common Stock, par value $0.0001 per share

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant: 0 holders

Class A common stock, par value $0.0001 per share: 0 holders

Redeemable warrants, each exercisable for one share of Class A common stock for $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Priveterra Acquisition Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Priveterra Acquisition Corp. II.

Date: September 30, 2024	By:	/s/ Oleg Grodnensky
Oleg Grodnensky Chief Executive Officer